EXHIBIT B

Form of Cooperation Agreement

AGREEMENT

This Agreement (the "Agreement"), is by and between JANA Partners LLC ("JANA," "we" or "us") and [COOPERATING PARTY] ("you").

The parties hereby agree that if requested by JANA and agreed by you within three (3) business days of such request, in each case during the term of this Agreement, you shall (i) become a member of a slate of one or more nominees (the "Slate") of a JANA affiliate (the "Nominating Party") which nominee or nominees shall stand for election as directors of Pinnacle Foods Inc. ("Pinnacle Foods") in connection with a proxy solicitation (the "Proxy Solicitation") which may be conducted in respect of the 2019 annual meeting of stockholders of Pinnacle Foods (such applicable meeting, including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") or appointment or election by other means, in accordance with the terms of this Agreement, and (ii) serve as a director of Pinnacle Foods if so elected or appointed. In the event of a Proxy Solicitation, JANA agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation. In the event that you agree to serve as a member of the Slate, JANA also agrees on behalf of the Nominating Party to pay you, (i) $80,000 within three (3) business days of the date you notify JANA of your agreement to serve as a member of the Slate and (ii) in the event that you are elected or appointed as a director of Pinnacle Foods, $150,000 within three (3) business days of such election or appointment, provided that to the extent that you do not own on the date of such election or appointment shares of common stock of Pinnacle Foods ("Shares") with a market value (based on the closing price of the Shares on the date of such election or appointment) equal to at least the estimated after-tax proceeds of $230,000 (assuming a combined federal, state and city tax rate of 45%, rounded to the nearest whole dollar), you agree to purchase an amount of Shares with a market value (based on the closing price of the Shares on the date of such election or appointment) equivalent to or greater than such after-tax amount within five (5) business days of receipt of the payment described in clause (ii) of this sentence (or such longer period as may be required to comply with any legal or regulatory requirements or policies of the Board). You agree to hold any Shares purchased by you in accordance with this paragraph (and any other Shares purchased by you which were taken into account in satisfying the share ownership obligation set forth in the prior sentence) until at least the later of (i) the first date as of which you are no longer a director of Pinnacle Foods and (ii) three (3) years from the date of such appointment or election (or if earlier, the date of the consummation of any merger or sale of Pinnacle Foods which has been approved if applicable by the Board and the holders of the requisite number of Shares).

JANA agrees on behalf of the Nominating Party that, in the event that you are requested by JANA and agree to serve on the Slate, JANA will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of Pinnacle Foods on the Slate, or (ii) otherwise arising from or in connection with or relating to a Proxy Solicitation. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, JANA will not indemnify you for any action taken by you or on your behalf that occurs prior to the date of your agreement to serve as a member of the Slate or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of Pinnacle Foods, if you are elected or appointed. Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the JANA Questionnaire (as defined below) or otherwise in connection with the Proxy Solicitation. You shall promptly notify JANA in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims; provided, however, that any failure by you to notify JANA of any claim shall not relieve JANA of any liability which JANA may have to you except only to the extent that any such delay in giving of failure to give notice as required materially prejudices the defense of such claim. In addition, upon your delivery of notice with respect to any such claim, JANA shall promptly assume control of the defense of such claim with counsel chosen by JANA and shall advise you of the progress thereof and all significant actions proposed. JANA shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, JANA may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim. If you are required to enforce the obligations of JANA in this Agreement in a court of competent jurisdiction, or to recover damages for breach of this Agreement, JANA will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

You understand that it may be difficult, if not impossible, to replace a nominee who agrees to serve on the Slate and, if elected or appointed, as a director of Pinnacle Foods if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Pinnacle Foods. Accordingly, in the event that JANA requests and you agree to serve as a member of the Slate, JANA will be relying upon your agreement to serve on the Slate and, if elected, as a director of Pinnacle Foods. In that regard, if JANA requests and you agree to serve as a member of the Slate in accordance with this Agreement, (i) you may be supplied with a questionnaire (the "JANA Questionnaire") in which you will provide JANA with information necessary for the Nominating Party to make appropriate disclosure to Pinnacle Foods and to use in creating the proxy solicitation materials to be sent to stockholders of Pinnacle Foods and filed with the Securities and Exchange Commission in connection with such Proxy Solicitation and (ii) the event that the Nominating Party files with the Securities and Exchange Commission any proxy solicitation materials, the Nominating Party agrees to provide you with an opportunity to comment on those sections of the proxy solicitation materials that relate to any personal information concerning you contained in such materials.

You agree that, if JANA requests and you agree to serve as a member of the Slate in accordance with this Agreement, (i) upon request you will promptly complete, sign and return the JANA Questionnaire, (ii) your responses in the JANA Questionnaire will be true, complete and correct in all respects, (iii) you will provide any additional information as may be reasonably requested by JANA, and (iv) upon our request you will execute and return a separate instrument confirming that you consent to being nominated for election as a director of Pinnacle Foods and, if elected, consent to serving as a director of Pinnacle Foods. After the completion of any such materials, we and the Nominating Party may forward your consent and completed JANA Questionnaire (or summary thereof), to Pinnacle Foods, and we and the Nominating Party may at any time, in our and their discretion, disclose the information contained therein, as well as the existence and contents of this Agreement. Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

You further agree that (i) you will treat confidentially all information relating to any Proxy Solicitation which is non-public, confidential or proprietary in nature; (ii) you will not issue, publish or otherwise make any public statement or any other form of communication relating to Pinnacle Foods or any such Proxy Solicitation without the prior approval of JANA; and (iii) you will not agree to serve, or agree to be nominated to stand for election by Pinnacle Foods or any other stockholder of Pinnacle Foods (other than JANA), as a director of Pinnacle Foods without the prior approval of JANA.

In addition to the purchases of Shares required above, you or your affiliates may invest in securities of Pinnacle Foods. With respect to any such purchases during the term of this Agreement, (i) you agree to consult with JANA and provide necessary information so that we may comply with any applicable disclosure or other obligations which may result from such investment and (ii) JANA or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto. With respect to any purchases made pursuant to this paragraph you agree on behalf of yourself and your affiliates not to dispose of any such securities prior to the termination of this Agreement, provided, however, that in the event that the Nominating Party or any of its affiliates dispose of any Shares during the term of this Agreement, of which dispositions you shall be promptly notified, you and your family members or affiliates will be permitted to sell in the aggregate a pro rata amount.

Each of us recognizes that should you be elected or appointed to the Board of Directors of Pinnacle Foods all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Pinnacle Foods and to the stockholders of Pinnacle Foods and, as a result, that there is, and can be, no agreement between you and JANA that governs the decisions which you will make as a director of Pinnacle Foods.

This Agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Annual Meeting, (ii) your election or appointment to the Board of Directors of Pinnacle Foods or (iii) the termination of the Proxy Solicitation, provided, however, that the first, second, your confidentiality obligations in the fifth, eighth, and ninth paragraphs of this

Agreement (disregarding for the purposes of such numbering the first sentence of this Agreement naming the parties) shall survive such termination.

This Agreement sets forth the entire agreement between JANA and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by JANA and you. Any prior agreements with respect to this subject matter are hereby terminated. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

[Signature Page Follows]

Agreed to as of the date both parties have signed:

JANA PARTNERS LLC

By:
Name:
Title:
Date:

Name: [COOPERATING PARTY]
Date: